NEWPORT CORPORATION 1791 DEERE AVENUE IRVINE, CA 92606 949.863.3144
July 14, 2010

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:   Jeffrey Jaramillo, Accounting Branch Chief

Re:	Newport Corporation
File No. 000-01649
Responses to SEC Staff comments made by letter dated June 29, 2010

Ladies and Gentlemen:

Newport Corporation (the “Company”) hereby respectfully submits its responses to the SEC Staff comments made by letter dated June 29, 2010, relating to the Company’s Form 10-K for the fiscal year ended January 2, 2010 and the Company’s definitive proxy statement on Schedule 14A filed on April 7, 2010.

The Company’s responses are keyed to numbered paragraphs that correspond to the comments made by the SEC Staff in the June 29, 2010 letter. Each response is preceded by a reproduction of the corresponding SEC Staff comment.

The Company acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(c)
the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; provided, however, that the foregoing shall not preclude the Company from asserting any defense, counterclaims or similar action or remedy that may otherwise be available to the Company at law or in equity.

Securities and Exchange Commission
July 14, 2010

Form 10-K for the Fiscal Year Ended January 2, 2010

1.
We note the Form S-3ASR filed on April 25, 2007. However, it appears, at the time of your Section 10(a)(3) updates for subsequent years, you were no longer eligible to rely on General Instruction I.D. to Form S-3. Please tell us why you have not amended your automatic shelf registration statement onto the form you were then eligible to use to offer and sell the securities. Please see Compliance and Disclosure Interpretation 118.03 of the Securities Act Forms and Compliance and Disclosure Interpretation 198.06 of the Securities Act Rules.

Response 1:

The Company respectfully submits that its failure to amend its registration statement on Form S-3ASR filed on April 25, 2007 (the “Registration Statement”) at such time as it was no longer eligible to rely on General Instruction I.D. to Form S-3 was an inadvertent oversight on the part of the Company. The Company believes that this noncompliance was only technical in nature, due to the fact that, to the Company’s knowledge, no offers or sales of the securities registered under the Registration Statement (the “Registered Securities”) were made by any selling stockholder in reliance upon the registration of such Registered Securities pursuant to the Registration Statement at any time following the expiration of the Company’s right to rely on General Instruction I.D. to Form S-3. The Company notes that, as of February 7, 2008, all of the Registered Securities had been held by non-affiliates for a period of at least one year from the date of original issuance and current public information of the Company has been available since that date and, therefore, the Registered Securities were eligible for resale by the selling stockholders pursuant to Rule 144. Further, in addition to the exemption available under Rule 144, certain resales of the Registered Securities were eligible under, and were made in reliance upon, Rule 144A. As a result of the foregoing, the Company further respectfully submits that it was, and is, unnecessary to maintain the effectiveness of the Registration Statement to permit the resale of the Registered Securities, and it will withdraw the Registration Statement as soon as practicable.

Moreover, having reviewed the Compliance and Disclosure Interpretations referenced by the Staff, the Company respectfully submits that:

1.
The Registration Statement reflected the specific amount of securities covered by the Registration Statement, and the Company had paid the filing fee for all securities covered under the Registration Statement at the time it filed the Registration Statement;

2.
The Registration Statement included all of the information required to be included in a Form S-3 filed in reliance on General Instruction I.B.1 to Form S-3 and did not omit any information in reliance on Rule 430B; and

3.
At the time of filing its Form 10-K for the year ended December 29, 2007, and at all times thereafter to the present, the Company was, and continues to be, eligible to use Form S-3 in reliance on General Instruction I.B.1.

As such, the Company believes that the only amendment to the Registration Statement that would have been required under the Compliance and Disclosure Interpretations to permit continued use of the Registration Statement or a substitute registration statement was a conversion of the Registration Statement to the proper EDGAR submission type for a non-automatic shelf registration statement by unchecking the box on the cover page to the Registration Statement.

Securities and Exchange Commission
July 14, 2010

The Company’s understanding is that, pending the Staff’s review of such amendment, the selling securityholders could have continued to offer and sell securities under the Registration Statement. As such, the Company does not believe that the noncompliance was material but, as stated above, will withdraw the Registration Statement as soon as practicable.

Item 7. Management’s Discussion and Analysis, page 36

Results of Operations for the Years Ended January 2, 2010, January 3, 2009 and December 29, 2007, page 43

2.
We note that your discussion of the significant changes in revenues and costs and expenses does not quantify the specific reasons for material changes in the line items in the financial statements. In future filings, each significant factor that contributed to the changes, including offsetting factors, should be separately quantified. Trends and uncertainties that may have a material impact upon revenues or operating results should also be discussed. In addition, in future filings separately describe and quantify the effects of changes in prices and volume of your product offerings on your operating results. Refer to Item 303(a)(3) of Regulation S-K.

Response 2:

The Company respectfully submits that it believes that the referenced discussion complies with the requirements of Item 303 of Regulation S-K, as individual factors that contributed to the changes were either not material or could not be accurately quantified. The Company confirms that, in future filings, to the extent practicable, it will quantify each individually significant factor, including any significant offsetting factor, contributing to changes in revenues and costs and expenses. The Company will also discuss any known trends or uncertainties that may have a material impact upon revenues or operating results.

The Company further respectfully submits that, in describing changes in its revenues and costs and expenses, the Company has discussed qualitatively the impact of the acquisition of new product offerings and the divestiture of product offerings, where applicable and material. The Company supplementally advises the Staff that, during the periods presented in the Form 10-K, changes in the prices of its product offerings did not have a material effect on its revenues. In future filings, the Company will separately describe and quantify any material effects of changes in prices and volume of its product offerings on its operating results.

Item 11. Executive Compensation, page 55

3.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response 3:

The Company respectfully submits that it believes that disclosure in response to Item 402(s) of Regulation S-K is not necessary as the Company has concluded that risks arising from the Company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company. The Company reached such conclusion based on an assessment of the Company’s compensation policies and practices for its employees, including non-executive officers, with respect to risk that may arise from such policies and practices. As

Securities and Exchange Commission
July 14, 2010

part of such assessment, the Company’s management reviewed and evaluated the key elements of all significant compensation programs in effect for the Company as a whole or for any individual division, subsidiary or operation, including the overall program objectives and structure, performance measures and targets, payout mechanisms and conditions and other relevant factors. The Compensation Committee of the Company’s Board of Directors reviewed and discussed such assessment and concluded that risks arising from the Company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company. The Company has included disclosure regarding the role of the Compensation Committee in overseeing the management of risk related to our compensation policies and practices in the Company’s definitive proxy statement filed on April 7, 2010 under the heading “Corporate Governance” and subheading “Board’s Role in Risk Management.”

The Company supplementally advises the Staff that the Company intends to conduct assessments of its compensation policies and practices on an ongoing basis, and confirms that it will include the disclosure required by Item 402(s) of Regulation S-K in future filings to the extent that risks arising from the Company’s compensation policies and practices then in effect are reasonably likely to have a material adverse effect on the Company.

Financial Statements, page F-1

Note 15 Business Segment Information, page F-37

4.
We note the disclosure in Management’s Discussion and Analysis on pages 43 and 44 of net sales by end market. Please revise future filings to include the disclosures required by FASB ASC 280- 10-50-40 of revenues from external customers for groups of similar products or services or tell us how you current disclosures comply.

Response 4:

The Company notes that FASB ASC 280-10-50-40 requires a public company to report revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. Please be advised that the Company has over 15,000 products, grouped into dozens of product lines. Therefore, the Company groups its products and related services into two primary categories: (1) lasers and laser-based technologies, which are offered by the Company’s Lasers Division, and (2) other photonics products, subsystems and systems, which are offered by the Company’s Photonics and Precision Technologies Division. These two divisions comprise the Company’s operating segments, as defined by FASB ASC 280-10-50, and the Company has included the disclosures required by FASB ASC 280-10-50-40 for each of these operating segments. Although the Company has organized its discussion of net sales by end market in Management’s Discussion and Analysis, the Company operates through these two operating segments, as discussed in Part I, Item 1 (Business) of the Form 10-K.

The Company supplementally advises the Staff that the products of each of the Company’s operating segments are sold into all of the Company’s targeted end markets. The Company has historically included in Management’s Discussion and Analysis a discussion of its net sales that is organized by end market (rather than by product group) as changes in net sales, as well as known trends and uncertainties having a material impact on the Company’s net sales, are often driven by or specific to the market conditions and/or activities within particular markets or industries. Within such discussion of net sales by end market, if the Company’s net sales are materially

Securities and Exchange Commission
July 14, 2010

impacted by changes related to specific products of one of the Company’s operating segments, the Company separately describes any such changes.

Definitive Proxy Statement on Schedule 14A filed on April 7, 2010

5.
Your Form 8-K filed on May 20, 2010 indicates that your shareholders approved the third proposal included in your definitive proxy statement. Please tell us when you intend to amend your articles to implement the terms of that proposal.

Response 5:

The Company confirms that it will file an amendment to the Company’s Restated Articles of Incorporation, as amended (“Restated Articles”) with the Secretary of State of Nevada, to implement the terms of the proposal to declassify the Company’s Board of Directors. The Company anticipates filing such amendment by the end of August 2010.

The Company supplementally advises the Staff that, based on the approval by stockholders of the amendment to the Restated Articles, the Company’s Board of Directors will be making conforming amendments to the Company’s Restated Bylaws, to implement the terms of the proposal. It is expected that the Board of Directors will consider and approve such amendments at its next meeting scheduled in August 2010. The Company intends to file the amendment to its Restated Articles promptly following approval by the Board of Directors of the related amendments to its Restated Bylaws. The Company will file a Current Report on Form 8-K to disclose both amendments in accordance with Item 5.03 of Form 8-K.

If you have any questions regarding the responses set forth herein or require additional information, please contact me by telephone at (949) 253-1273, or by facsimile at (949) 253-1221.

Sincerely,

/s/ Charles F. Cargile

Charles F. Cargile
Senior Vice President and Chief Financial Officer

cc:	Julie Sherman, Accounting Reviewer